UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
March 31, 2006
Commission File Number: 1-14636
ABITIBI-CONSOLIDATED INC.
(Exact name of registrant as specified in its charter)
1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITIBI-CONSOLIDATED INC.
(Registrant)

	(s)	JACQUES P.VACHON
Date: March 31, 2006	By:

Jacques P. Vachon
Senior Vice-President, Corporate Affairs
and Secretary

EXECUTION COPY

SHARE PURCHASE AGREEMENT
Between
ABITIBI-CONSOLIDATED INC.,
as Seller
and
NORSKE SKOGINDUSTRIER ASA,
as Purchaser
Dated 6 September, 2005

ARTICLE 1
INTERPRETATION AND RELATED MATTERS	1
1.1. Definitions	1
1.2. Other Terms	6
1.3. Interpretation	6
ARTICLE 2
SALE AND PURCHASE; CLOSING	7
2.1. Sale and Purchase of Sale Shares	7
2.2. Designated Purchaser (s)	7
2.3. Closing	7
2.4. Effect of Closing	9
2.5. Purchase Price Adjustment	9
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER	10
3.1. Representations and Warranties of Seller	10
3.2. Survival	12
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER	12
4.1. Representations and Warranties of Purchaser.	12
4.2. Survival	13
ARTICLE 5
COVENANTS	13
5.1. General	13
5.2. Effect on Shareholders’ Agreement	14
5.3. Conduct of Business	14
5.4. No Distributions	16
5.5. Access to Information	16
5.6. Regulatory Filings	17
5.7. Employees and Related Matters	19
5.8. Confidentiality	20
5.9. Covenants by Purchaser in respect of Corporate Approvals	20
ARTICLE 6
CONDITIONS TO CLOSING	20

2

6.1. Conditions Precedent to Obligations of Seller and Purchaser	20
6.2. Conditions Precedent to Obligations of Seller	21
6.3. Conditions Precedent to Obligations of Purchaser	21
ARTICLE 7
INDEMNIFICATION	22
7.1. Indemnification	22
7.2. Notice of Claim	22
7.3. Direct Claims	22
7.4. Third Party Claims	23
ARTICLE 8
TERMINATION	24
8.1. Termination	24
8.2. Effect of Termination	24
ARTICLE 9
ANNOUNCEMENTS	25
ARTICLE 10
MISCELLANEOUS	25
10. 1. Complete Agreement	25
10.2. Severability	25
10.3. Counterparts	25
10.4. Notices	25
10.5. Parties in Interest	26
10.6. Third Party Rights	26
10.7. Amendment	26
10.8. Fees and Expenses	26
10.9. Transfer Taxes	27
10.10. Further Assurances	27
10.11. Governing Law	27
10.12. Arbitration	27

SCHEDULES

SCHEDULE A Calculation of EBITDA

SCHEDULE B Termination Events

SCHEDULE 6.1 (b) Regulatory Filings

3

SHARE PURCHASE AGREEMENT
     This Share Purchase Agreement (this “Agreement”) is entered into this 6th day of September 2005 between the following parties:
     ABITIBI-CONSOLIDATED INC, a corporation organised and existing under the laws of Canada with its principal office at 1155 Metcalfe Street, Suite 800, Montréal, Quebec, Canada (“Seller”); and
     NORSKE SKOGINDUSTRIER ASA, a company organised and existing under the laws of Norway with its principal office at Oksenayveien 80, 1326 Lysaker, Norway (“Purchaser’’).
WITNESSETH:
     WHEREAS, Seller owns 300,000 shares of common stock, par value US$1.00 per share, and 2 shares of common stock, par value SGD 1 per share, of Pan Asia Paper Co. Pte Ltd (the “Company”) (collectively, the “Sale Shares”);
     WHEREAS, Purchaser owns 300,000 shares of common stock, par value US$1.00 per share, and 2 shares of common stock, par value SGD 1 per share, of the Company; and
     WHEREAS, Seller desires to sell, transfer and/or assign, or otherwise cause the sale, transfer and/or assignment of, the Sale Shares to Purchaser or a Designated Purchaser (as defined below), and Purchaser desires to purchase, or cause the purchase of, the Sale Shares from Seller.
     NOW, THEREFORE, in consideration of the covenants, representations and warranties herein contained, and subject to and on the terms and conditions herein set forth, the parties hereto agree, as follows:
ARTICLE 1
INTERPRETATION AND RELATED MATTERS
1.1. Definitions
     Unless the context of this Agreement provides otherwise, the entities defined in the heading and preamble of this Agreement shall retain such definitions and the following additional terms shall have the meanings set out below:
     “Accountant’s Certificate” shall have the meaning set forth in Section 2.5.1.

     “Action” shall have the meaning set forth in Section 3.1(g),
     “Affiliate” means, in relation to any Person, any Person which, directly or indirectly, alone or through one or more intermediaries, controls, or is controlled by, or is under common control with that Person.
     “Agreed Interest Rate” means the rate per annum equal to 2.95% above LIBOR.
     “Applicable Law” means, as to any Person, any and all statutes, regulations, ordinances, directives, judgments, orders decrees and similar acts, or other national or supra-national legally binding requirements or rules, including but not limited to any judicial or administrative interpretation of the foregoing, of any Governmental Authority in any jurisdiction applicable from time to time to such Person and to its businesses and assets.
     “Business Day” means a day other than a Saturday or Sunday on which commercial banks in Singapore, Montréal and Oslo are open for business, and where used in the context of LIBOR, which is also a day on which commercial banks in New York and London are open for business.
     “Claim” shall have the meaning set forth in Section 7.2.
     “Closing” means the completion of the transaction contemplated hereby, which shall take place on the Closing Date at the hour of 10:00 am at the offices of the Company, 4 Shenton Way, #29-01 SGX Centre 2, Singapore 068807 or such other place as Seller and Purchaser may agree.
     “Closing Date” means the seventh (7th) Business Day following the fulfilment of the conditions precedent set out in Sections 6.1(b) and 6.3(c) and (f).
     “Company” shall have the meaning set forth in the first recital to this Agreement.
     “Company’s Accountants” means PricewaterhouseCoopers LLP.
     “Depreciation and Amortisation Expense” Means for any period the aggregate of all depreciation, amortisation, depletion and other like reductions to consolidated income of the Company and its Subsidiaries not involving an outlay of cash, as determined from the Financial Statements.
     “Designated Purchaser” means any company nominated by Purchaser pursuant to Section 2.2.
     “Direct Claim” shall have the meaning set forth in Section 7.2.
     “EBITDA” means earnings before interest, taxes, depreciation and amortisation for the Price Adjustment Period as determined from the Financial Statements and calculated pursuant to Schedule A hereto.

     “Encumbrance” means a mortgage, charge, pledge, lien, option, restriction (including a contractual restriction of any other kind on the use, voting, transfer, receipt of income or exercise of any other attribute of ownership), sale and leaseback, third party right or interest, other encumbrance or security interest of any kind, or any other arrangement having similar effect.
     “Financial Statements” means the audited consolidated financial statements of the Company and its Subsidiaries, including the notes thereto, for the twelve (12) months ending 31 December 2006, prepared in a manner consistent with past practice and in accordance with US GAAP.
     “Governmental Authority” means any agency, board, body, bureau, court, commission, department, instrumentality, entity established or controlled by, or administration of, any supranational governmental or similar body, any national, federal, state, local or other governmental body in a state, territory or possession of any country, or any political subdivision of any of the foregoing, including any legislative, judicial or administrative body.
     “Group Company” means any of the Company and its Subsidiaries.
     “IFRS” means the international financial reporting standards issued by the International Accounting Standards Board from time to time.
     “Indemnified Party” shall have the meaning set forth in Section 7.2.
     “Indemnifying Party” shall have the meaning set forth in Section 7.2.
     “Interest Commencement date” means (i) in the case of the Purchase Price, 1 January 2006; and (ii) in the case of other Payments, the applicable due date.
     “Interest Expense” means, for any period, the total interest expense, including amortisation of debt discount and expense, as well as other financing fees, less the total interest income including returns on marketable securities of the Company and its Subsidiaries, prepared on a basis consistent with past practices and in accordance with US GAAP.
     “LIBOR” means, For any Payment, a rate of interest per annum equal to the three-month London interbank offered rate for United States dollars at 11:00 a.m. (UK time) on the day that is two (2) Business Days prior to the relevant Interest Commencement Date as such rate is reported on the display designated as page “3750” (or any replacement page) by “Telerate — the Financial Information Network” published by Telerate Systems, Inc. (or such other company or service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for deposits in United States dollars) and, if such rate is not available, then the rate of interest per annum at which the Canadian Imperial Bank of Commerce is offered three-month deposits in United States dollars by leading banks in the London interbank market at approximately 11:00 a.m. (London, England time) two (2) Business Days prior to the relevant Interest Commencement Date and in an amount approximately equal to the amount of the Payment then outstanding.
     “Losses” means any and all assessments, losses, damages, liabilities, obligations (including those arising out of any action, such as any settlement or compromise thereof or judgment or award therein) and any reasonable costs and expenses relating to them, including legal and other advisers’ fees and disbursements.
     “Net Income” means, for any period, the consolidated net income of the Company prepared on a basis consistent with past practices and in accordance with US GAAP.
     “Offering” means, collectively, the offer by Purchaser to its existing shareholders to subscribe for approximately NOK4 billion of new shares of Purchaser and the commitment by the Underwriters of such- offering to subscribe for and pay for any new shares not subscribed for by the shareholders of Purchaser pursuant to such offer, on the terms and conditions set forth in the Underwriting Agreement.
     “Payment” means payment in cash by wire transfer of immediately available funds to an account at a bank designated by Seller not less than five (5) Business Days prior to the date such payment is required to be made.
     “Person” is to be broadly interpreted and shall include an individual, a corporation, a partnership, a trust, an unincorporated organisation, a joint venture, any Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.
     “Price Adjustment Period” means the period commencing on 1 January 2006 and ending on 31 December 2006.
     “Purchase Price” shall have the meaning set forth in Section 2.1.
     “Purchaser” shall have the meaning set forth in the preamble to this Agreement.
     “RCP Supply Agreements” means (i) the recovered paper supply agreement between the Company and Abitibi-Consolidated Corp.; and (ii) the recovered paper supply agreement between the Company and Cheshire Recycling UK Limited, each substantially in the form of the copies of such agreements which have been initialled for identification by the parties hereto.
     “Regulatory Filings” means the filings required to be made and, except in the case of Brazil, approvals required to be obtained by Seller and Purchaser under Applicable Law in order to permit the consummation of the transactions contemplated hereby, as set forth to Schedule 6.1(b).
     “Release” means a full and unconditional release and discharge from and against any and all claims, damages, losses or proceedings of any nature whatsoever.

     “Sale Shares” shall have the meaning set forth in the first recital to this Agreement.
     “Seller” shall have the meaning set forth in the preamble to this Agreement.
     “Senior Executive” means the CEO of the Company and, with respect to each of the Company and its Subsidiaries, all managers reporting directly to such CEO, all mill managers, all country heads of sales and the head in Korea of finance, human resources and supplies, but excluding any of the aforesaid employees who are seconded by Seller to the Company and its Subsidiaries as at the date of Closing.
     “Shareholders’ Agreement” means the Shareholders’ Agreement dated 10 May 2002 by and among Seller, Purchaser and the Company.
     “Strategic Plan” means the 2006 Strategic Plan of the Company dated 5 August 2005, a copy of which document has been initialled for identification by the parties hereto.
     “Subsidiary” means, as to any Person, any other Person of which shares or equity units having ordinary voting power to elect a majority of the board of directors or other individuals performing comparable functions, or which are entitled to or represent more than fifty percent (50%) of the owners’ equity or capital or entitlement to profits, are owned beneficially of controlled, directly or indirectly, by any one or more of such first Person and the Subsidiaries of such first Person, and shall include any other Person in like relationship to a Subsidiary of such first Person.
     “Tax(es)” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, national, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person.
     “Termination Events” shall have the meaning set forth in Section 4.1 (g).
     “Third Party Claim” shall have the meaning set forth in Section 7.2.
     “Underwriter” means Deutsche Bank AG or Nordea Bank Norge ASA, and collectively, the “Underwriters”.
     “Underwriting Agreement” means the underwriting agreement to be entered into between the Underwriters (and, if applicable, their successors, assigns or transferees) and Purchaser in relation to the Offering.

     “US GAAP” means United States generally accepted accounting principles in effect as of the date of this Agreement.
1.2. Other Terms
          Other terms may be defined elsewhere in this Agreement (including in any Schedule hereto) and, unless otherwise indicated, shall have the respective meanings there ascribed to such terms.
1.3. Interpretation
          The following provisions shall apply in connection with the interpretation of this Agreement:
     (a) Any reference to the singular includes the plural and vice versa, any reference to natural persons includes legal persons and vice versa, and any reference to a gender includes the other genders.
     (b) Any reference to Articles, Sections and Schedules are, unless otherwise stated, references to Articles, Sections and Schedules of or to this Agreement. The headings in this Agreement have been inserted for convenience only and shall not be taken into account in its interpretation.
     (c) The words “hereof, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
     (d) All Schedules form an integral part of this Agreement and are equally binding therewith. Any reference to “this Agreement” shall include such Schedules.
     (e) A document in the “agreed terms” or in the “agreed form” is a reference to a document in a form approved by or on behalf of each party hereto, as amended by agreement in writing between the parties from time to time.
     (f) Any reference to a statutory provision shall include a reference to the provision as modified or re-enacted, or both, from time to time and any subordinate legislation made under such statutory provision.
     (g) References to a party shall include any permitted assignee or successor to such party in accordance with this Agreement.
     (h) If any period is referred to in this Agreement by way of reference to a number of days, the days shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a day other than a Business Day, in which case the last day shall be the next succeeding Business Day.
     (i) The terms “dollars” or “$” shall mean United States dollars and the term “NOK” shall mean Norwegian kroner.

     (j) References to “all reasonable efforts” or words of similar import shall mean the commercially justifiable efforts that a prudent Person with the intent of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as practicable.
ARTICLE 2
SALE AND PURCHASE; CLOSING
2.1. Sale and Purchase of Sale Shares
          Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell all of the Sale Shares, free and clear of all Encumbrances and with all rights attached and accruing to such shares at the Closing, to Purchaser (or a Designated Purchaser, as the case may be) for US$600,000,000 (Six Hundred Million United States dollars) (the “Purchase Price”) plus the adjustment, if any, pursuant to Section 2.5.
2.2. Designated Purchaser(s)
          Purchaser shall have the right to designate one or more of its Affiliates (each a “Designated Purchaser”) to purchase the Sale Shares; provided that no such designation shall relieve Purchaser of any of its obligations hereunder (including but not limited to its obligation to procure that the Designated Purchasers take or refrain from taking certain action). All representations, warranties and covenants made by Purchaser shall also be deemed to have been made by any Designated Purchaser.
2.3. Closing
2.3.1 Closing Date
          Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article 6, the Closing will take place on the Closing Date.
2.3.2 Interest
          In the event that Closing should occur after 31 December 2005, or in the event that any amount payable by Purchaser hereunder is not paid on its due date, Purchaser shall pay to Seller interest thereon from 1 January 2006 (in the case of the Purchase Price payable at the Closing), or from the applicable due date (in the case of any other amounts) until (but excluding) the date on which Closing occurs (in the case of the Purchase Price) or the date of payment (in the case of any other amounts), at the Agreed Interest Rate.
2.3.3 Deliveries by Seller at Closing
          The following deliveries shall be effected at Closing by Seller:
     (a) share certificates representing the Sale Shares, duly endorsed in blank with signatures guaranteed;

     (b) resignations of the nominees of Seller on the board of directors of each Group Company;
     (c) Releases, in form and substance satisfactory to Purchaser, acting reasonably, from all of the nominees of Seller on the board of directors of each Group Company;
     (d) Release, in form and substance satisfactory to Purchaser, acting reasonably, by Seller in favour of Purchaser and the Company;
     (e) certified copy of a duly adopted resolution of the board of directors of Seller approving the sale of the Sale Shares by it at Closing as herein set forth and approving the other transactions contemplated hereby, including the entry into by its Subsidiaries of the RCP Supply Agreements;
     (f) duly executed counterpart of the RCP Supply Agreements;
     (g) legal opinion from Seller’s legal advisers, confirming the accuracy of the representations and warranties set forth in Sections 3.1 (a), (b), (c) (with respect to (c), only for the jurisdiction of organisation of Seller) and (d) (other than d(ii)) hereof and then in each case only in relation to this Agreement and not the RCP Supply Agreements (subject to normal qualifications regarding enforceability as well as to the right to rely upon the opinion of other legal advisers as to certain specific matters); and
     (h) all such other documents as Purchaser may reasonably request in order to give full force and effect to this Agreement.
2.3.4 Deliveries by Purchaser at Closing
          The following deliveries shall be effected at Closing by Purchaser:
     (a) Payment by Purchaser to Seller of the Purchase Price;
     (b) Release, in form and substance satisfactory to Seller, acting reasonably, from Purchaser in favour of Seller;
     (c) certified copy of a duly adopted resolution of the Corporate Assembly of Purchaser approving the acquisition of the Sale Shares at Closing and approving the other transactions contemplated hereby;
     (d) legal opinion from Purchaser’s legal advisers, confirming the accuracy of the representations and warranties set forth in Sections 4.1(a), (b), (c) (with respect to (c), only for the jurisdiction of incorporation of Purchaser) and (d) (other than (d)(ii)) hereof and then in each case only in relation to this Agreement and not the RCP Supply Agreements (subject to normal qualifications regarding enforceability as well as to the right to rely upon the opinion of other legal advisers as to certain specific matters).
     (e) all such other documents as Seller may reasonably request in order to give full force and effect to this Agreement.

2.3.5 Deliveries by the Company at Closing
          The following deliveries relating to the Company shall be effected by Seller and Purchaser acting jointly to cause the Company to effect such deliveries:
     (a) certified copy of a duly adopted resolution of the board of directors of the Company approving the transfer of the Sale Shares to Purchaser in the manner herein set forth and approving the entering into by the Company of the RCP Supply Agreements to which the Company is a party;
     (b) duly executed counterpart of the RCP Supply Agreements; and
     (c) Releases, in form and substance satisfactory to Seller, acting reasonably, from the Company in favour of Seller and all of the nominees of Seller on the boards of directors of the Company and its Subsidiaries.
2.4. Effect of Closing
          The Closing shall not constitute a waiver of any rights either party may have under this Agreement.
2.5. Purchase Price Adjustment
2.5.1 As promptly as practicable, but in any event no later than the earlier of either the finalisation of the Financial Statements or 15 April 2007, Purchaser shall cause the Company to prepare and deliver to each of Purchaser and Seller (i) the Financial Statements, together with a report thereon of the Company’s Accountants to the effect that such Financial Statements fairly present the results of operations and cash flows of the Company and its Subsidiaries for the periods presented therein; and (ii) a certificate of the Company’s Accountants in which the Company’s Accountants will certify (x) their calculation of EBITDA as contemplated herein; and (y) that, in their reasonable judgment, EBITDA has been calculated in accordance with the principles, terms and conditions herein contained (the “Accountant’ & Certificate”).
2.5.2 Each of Seller and Purchaser may dispute the amount of EBITDA as certified by the Company’s Accountants so long as either or both, as the case may be, shall have first notified the other in respect of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) days of the Company’s delivery to Purchaser and Seller of the Financial Statements and the Accountant’s Certificate. Purchaser shall cause the Company to make available to Seller and its representatives all information, records, data, auditors’ working papers and access to its personnel as shall reasonably be requested by Seller in connection with its evaluation of the calculation of EBITDA. In the event of a dispute, Seller and Purchaser shall attempt to reconcile their differences, and any resolution by them as to any disputed items shall be final, binding and conclusive on the parties hereto. If the relevant parties are unable to resolve any dispute within sixty (60) days of the Company’s delivery of the Financial Statements and the Accountant’s Certificate as aforesaid. Purchaser or Seller may submit the items remaining in dispute for resolution by arbitration in accordance with the provisions in Section 10.12 hereof.

2.5.3 The calculation of EBITDA shall be deemed final for the purposes of this Section 2.5 upon the earliest of (i) the failure by both Seller and Purchaser to notify the other of a dispute within thirty (30) days of the Company’s delivery of the Financial Statements and the Accountant’s Certificate to Purchaser and Seller, (ii) the resolution of all disputes pursuant to Section 2.5.2 by Seller and Purchaser; and (iii) the resolution of all disputes pursuant to Section 2.5.2 and Section 10.12 by arbitration. Within seven (7) Business Days of the calculation of EBITDA being deemed final, Purchaser shall make a Payment, if any, in the amount described in Section 2.5.4. Purchaser and Seller further agree that to the extent that the arbitrator(s) indicate that they are unable to determine the full financial effect of any adjustment(s) which are required to be made pursuant to the principles, terms and conditions herein contained in respect of the calculation of EBITDA, Purchaser and Seller shall use their best efforts to ensure that the arbitrator(s) shall nonetheless arrive at a conclusive financial determination of the appropriate adjustment(s) rather than make no adjustment(s) because of such uncertainty.
2.5.4 The Purchase Price shall be subject to adjustment for the purpose of establishing the value of the goodwill of the Group Companies and, for this purpose, shall be dependent on the achievement of certain financial performance objectives for the Company and its Subsidiaries in 2006, as follows: In the event that EBIT’DA exceeds $      , there shall be a Purchase Price adjustment whereby Purchaser shall make a Payment to Seller in the amount of one half of such excess, up to a maximum Payment of $30,000,000 (the Purchase Price, as so adjusted, being for all purposes hereof, the “Final Purchase Price”). In the event that EBITDA equals or is less than $_____ there shall be no Purchase Price adjustment and Purchaser shall make no additional Payment to Seller pursuant to this Section 2.5.
2.5.5 The costs, fees and expenses incurred by the Company and/or the Company’s Accountants in relation to the preparation of the Accountant’s Certificate shall be borne by Seller and Purchaser equally. The costs, fees and expenses of arbitration incurred in relation to the determination of a dispute in accordance with Section 2.5.2 and Section 10.12 shall be borne by Seller and Purchaser equally, unless the dispute is expressly resolved by the arbitrator(s) in favour of one party exclusively (in which event such costs, fees and expenses shall be borne entirely by the other party) or unless the arbitrator(s) determine otherwise at their discretion. Payment of all costs, fees and expenses in accordance with this Section 2.5.5 and Section 10.12 shall be made promptly by the relevant party on receipt of an invoice in respect of the same.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER
3.1. Representations and Warranties of Seller
            Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:
     (a) Seller is a corporation duly organised, validly existing and in good standing under the laws of Canada.
     (b) The execution, delivery and performance by Seller and its Subsidiaries (as appropriate) of this Agreement and the RCP Supply Agreements and the transactions contemplated hereby are within their corporate powers, and have been duly authorised by all necessary corporate action on the part of Seller, and no other corporate act or proceeding on the part of Seller or its Subsidiaries (as appropriate) is necessary to approve the execution and delivery of this Agreement or the RCP Supply Agreements or the consummation by Seller and its Subsidiaries (as appropriate) of the transactions contemplated hereby. This Agreement has been validly executed and delivered by Seller. Assuming due authorisation, execution and delivery by Purchaser, this Agreement constitutes a valid and binding agreement of Seller, enforceable against Seller, in accordance with its terms.
     (c) Except as set out in Schedule 6.1(b), the execution, delivery and performance by Seller and its Subsidiaries (as appropriate) of this Agreement and the RCP Supply Agreements require no order, license, consent, authorisation or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official except Such as have been obtained or made or except where the failure to obtain any such order, license, consent, authorisation, approval or exemption or give any such notice or make any filing or registration would not, in the aggregate, reasonably be expected to adversely affect the ability of Seller or its Subsidiaries (as appropriate) to perform its obligations hereunder or thereunder.
     (d) The execution, delivery and performance of this Agreement and the RCP Supply Agreements by Seller and its Subsidiaries (as appropriate) will not, with or without the giving of notice or lapse of time, or both, (i) conflict with the articles of incorporation or similar constitutive documents of Seller or its Subsidiaries (as appropriate), (ii) result in the creation of any Encumbrance over the Sale Shares, (iii) result in any breach of any terms or provisions of, or constitute a default under, or conflict with any contract, agreement or instrument to which Seller or its Subsidiaries (as appropriate) is a party or by which Seller or its Subsidiaries (as appropriate) is bound; or (iv) violate any provision of law, statute, rule or regulation to which it is subject or any order, judgment or decree applicable to Seller or its Subsidiaries (as appropriate).
     (e) All of the Sate Shares are owned beneficially and of record by Seller, free and clear of all Encumbrances. Other than the Sale Shares, neither Seller nor any of its Affiliates owns any other shares or securities of any kind in the Company or any of its Subsidiaries. When Purchaser acquires the Sale Shares pursuant to the provisions of this Agreements, upon payment of the Purchase Price, it will receive the Sale Shares free and clear of any Encumbrances other than any Encumbrances resulting from acts or commissions of, or created by, Purchaser, Seller has not granted any option or right, and is not party to any other agreement, and no such option, right or agreement exists which requires, or which upon the passage of time, the payment of money or the occurrence of any other event, require Seller to transfer any of the Sale Shares to anyone other than as contemplated by this Agreement.
     (f) Purchaser will not be responsible or in any way obligated for the payment of any fees, commissions or expenses of any broker, agent, finder or intermediary retained by Seller in connection with the transactions contemplated hereby.

     (g) There is no claim, cause of action, allegation, action, suit, proceeding, litigation, arbitration or investigation (“Action”) pending or, to Seller’s knowledge, threatened (i) by or against Seller or any of its Affiliates which would prevent, interfere with or delay the consummation of the transactions contemplated hereby; or (ii) with respect to the transactions contemplated hereby, at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, agency, instrumentality or authority which, if adversely determined, would prevent, interfere with or delay the consummation of the transactions contemplated hereby. There is no order, decree, injunction or judgment pending or in effect against Seller or any of its Affiliates which would prevent, interfere with or delay the consummation of the transactions contemplated hereby.
3.2. Survival
          The representations and warranties set forth in Section 3.1 shall survive Closing.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER
4.1. Representations and Warranties of Purchaser
          Purchaser hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:
     (a) Purchaser is a corporation, duly organised, validly existing and in good standing under the laws of Norway.
     (b) The execution, delivery and performance by Purchaser of this Agreement and the transactions contemplated hereby are within its corporate powers, and, except for the approval of Purchaser’s Corporate Assembly, have been duly authorised by all necessary corporate action on the part of Purchaser and no other corporate act or proceeding on the part of such Purchaser is necessary to approve the execution and delivery of this Agreement or the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been validly executed and delivered by Purchaser. Assuming due authorisation, execution and delivery by Seller, this Agreement constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms.
     (c) Except as set out in Schedule 6.1(b), the execution, delivery and performance by Purchaser of this Agreement require no order, license, consent, authorisation or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with any governmental body, agency or official except such as have been obtained or made or except where the failure to obtain any such order, license, consent, authorisation, approval or exemption or give any such notice or make any filing or registration would not, in the aggregate, reasonably be expected to adversely affect the ability of Purchaser to perform its obligations hereunder or thereunder.

     (d) The execution, delivery and performance by Purchaser of this Agreement will not, with or without the giving of notice or lapse of time, or both, (i) conflict with the certificate of incorporation or by-laws or similar constitutive documents of Purchaser, (ii) result in any breach of any terms or provisions of or constitute a default under, or conflict with any contract, agreement or instrument to which Purchaser is a party or by which Purchaser is bound; or (iii) violate any provision of law, statute, rule or regulation to which it is subject or any material order, judgment or decree applicable to Purchaser.
     (e) Seller will not be responsible or in any way obligated for the payment of any fees, commissions or expenses of any broker, agent, finder or intermediary retained by Purchaser in connection with the transactions contemplated hereby.
     (f) There is no Action pending or, to Purchaser’s knowledge, threatened (i) by or against Purchaser or any of its Affiliates which would prevent, interfere with or delay the consummation of the transactions contemplated hereby; or (ii) with respect to the transactions contemplated hereby, at law or in equity, or before or by any federal, state, municipal, foreign or other governmental department, commission, board, agency, instrumentality or authority which, if adversely determined, would prevent, interfere with or delay the consummation of the transactions contemplated hereby. There is no order, decree, injunction or judgment pending or in effect against Purchaser or any of its Affiliates which would prevent, interfere with or delay the consummation of the transactions contemplated hereby.
     (g) Schedule B contains a true extract of certain events contained in the Underwriting Agreement that would allow either or both Underwriters to be released and discharged from their respective obligations under the Underwriting Agreement (such events contained in Schedule B being herein collectively the “Termination Events”).
4.2. Survival
          The representations and warranties set forth in Section 4.1 shall survive Closing.
ARTICLE 5
COVENANTS
5.1. General
          Without limiting the generality of any other provision of this Agreement, each of the parties hereto will use all reasonable efforts to take all action and to do all things necessary, proper or advisable in order to consummate and make effective the transactions contemplated hereby and to cause the Closing to occur as promptly as practicable (including satisfaction, but not waiver of, the closing conditions set forth in Article 6).

5.2. Effect on Shareholders’ Agreement
          Seller and Purchaser hereby acknowledge and agree that the Shareholders’ Agreement shall remain in full force and effect from the date of this Agreement until Closing (including without limitation clauses 6.6 and 7.13 of the Shareholders’ Agreement), but that to the extent there is any inconsistency between this Agreement sad the Shareholders’ Agreement, this Agreement shall take precedence and shall prevail. It is further agreed that upon Closing, the Shareholders’ Agreement shall be deemed to have automatically terminated as of the Closing Date in accordance with clause 13.1 (a) of the Shareholders’ Agreement.
5.3. Conduct of Business
5.3.1 Ordinary Course
          Notwithstanding any provisions of the Shareholders’ Agreement, from the date hereof until the Closing, except as provided in or contemplated by this Agreement, each of Seller and Purchaser shall carry on the business of the Company and its Subsidiaries in the ordinary course consistent with past practices and use all reasonable efforts consistent with past practices to keep available the services of the Group Companies’ present officers and employees and preserve the Company’s and its Subsidiaries’ relationships with customers, suppliers and others having business dealings with the Company and/or its Subsidiaries.
5.3.2 Certain Restrictions
          In supplement to the restrictions on the conduct of the Company and its Subsidiaries contained in the Shareholders’ Agreement (including without limitation the approval requirements set forth in clauses 6.6 and 7.13 of the Shareholders’ Agreement), and without limiting the generality of Section 5.3.1, except as provided or contemplated by this Agreement, neither Seller nor Purchaser shall cause the Company to, and shall use reasonable endeavours to cause the Company not to, take the following actions from the date of this Agreement until the Closing without the consent of the other party (which consent shall not be unreasonably withhold or delayed):
     (a) merge or consolidate any Group Company with or into any Person;
     (b) make, change or revoke any material Tax election or enter into any contract or settlement regarding material Taxes with any Tax authority or amend any material Tax returns;
     (c) change the fiscal year or accounting methods, principles or practices of any Group Company, except as required by generally accepted accounting principles applicable in the jurisdiction of such Group Company;
     (d) revalue any of its properties or assets, including writing off notes or accounts receivable, other than in the ordinary course of business of the applicable Group Company, or as required by Applicable Law or generally accepted accounting principles applicable in the jurisdiction of the applicable Group Company;
     (e) except as required by Applicable Law or collective bargaining agreement or other contract: (i) enter into any new employment, bonus, incentive or deferred compensation, severance or termination agreement with any Senior Executive or director of such Group Company, (ii) establish, adopt or enter into any collective bargaining agreement, or adopt or amend in any material respect any employee benefit plan, (iii) accelerate the vesting of any benefit provided under, or the funding of, any employee benefit plan; or (iv) pay or agree to pay any bonus or incentive to any employee of any Group Company in connection with the transactions contemplated herein.
     (f) hire any new employees or consultants, except for employees earning less than US$100,000 (or its foreign currency equivalent) per annum hired to replace departed employees;
     (g) procure the transfer of any employee presently employed by Seller or Purchaser or any of their respective Affiliates to any Group Company;
     (h) abandon, waive, terminate or otherwise change any governmental licenses, permits, approvals, determinations of eligibility or authorisations of any Group Company, except as may be required by Applicable Law;
     (i) make any loan or advance to any Person (other than another Group Company);
     (j) enter into or modify any contract or arrangement with Seller or Purchaser, any of their respective Affiliates or any officer, director or employee of Seller or Purchaser or any of their respective Affiliates;
     (k) make any payment or distribution to, or abandon, waive, terminate or otherwise change any right with respect to, Seller or Purchaser, any of their respective Affiliates or any officer, director or employee of Seller or Purchaser or any of their respective Affiliates, other than pursuant to binding contractual obligations of a Group Company in existence on the date hereof or otherwise permitted to be entered into after the date of this Agreement;
     (l) enter into any joint venture, partnership or similar contract with any Person;
     (m) settle or compromise any claims against a Group Company resulting in gain or loss to such Group Company in excess of US$ 1,000,000 (or its foreign currency equivalent) or any order, injunction or equitable relief reasonably likely to impede, to any material extent, the business of such Group Company;
     (n) acquire any assets which are material, individually or in the aggregate, to the Group Companies as a whole; provided, however that the acquisition of (i) real property or (ii) technology and other intellectual property shall be governed by clause 7.13(h) of the Shareholders’ Agreement rather than this sub-clause (n);
     (o) cancel, terminate, discontinue or fail to renew any insurance policy of any Group Company; or

     (p) agree or make an offer capable of acceptance, whether in writing or otherwise, to do any of the foregoing.
     It is further agreed that, vis a vis the parties hereto, all actions set out in clause 7.13 of the Shareholders’ Agreement which are not expressly stated to relate to Subsidiaries of the Company shall hereinafter be deemed to relate to such Subsidiaries as well (by way of example, clause 7.13 (m) of the Shareholders’ Agreement shall be deemed to prevent the obtaining of financing for the Company or any of its Subsidiaries).
5.4. No Distributions
5.4.1 Dividends
          No distribution or dividend of any kind, whether cash or non-cash, shall be made by any Group Company prior to Closing and it is further agreed that after Closing, neither Seller nor any of its Affiliates shall be entitled at any time to any distribution or dividend of any kind from the Company or any of its Subsidiaries which has not already been declared and made prior to the data of this Agreement (provided that, for the avoidance of doubt, if Closing should not occur, under no circumstances shall Seller be deemed to have waived its right to receive dividends or distributions of any kind which it would otherwise have received as a continuing shareholder of the Company).
5.4.2 Capital Reduction
          No capital reduction programme or any other transaction or programme of a similar nature, whether each or non-cash, shall be made or effected by any Group Company prior to Closing and it is further agreed that after Closing, neither Seller nor any of its Affiliates shall be entitled at any time to any amounts by way of income, distribution or otherwise, of any kind, whether cash or non-cash, from the Company or any of its Subsidiaries in respect of any such capital reduction or other programme (provided that, for the avoidance of doubt, if Closing should not occur, under no circumstances shall Seller be deemed to have waived its right to receive amounts in respect of any capital reduction or other programme which it would otherwise have received as a continuing shareholder of the Company).
5.5. Access to Information
5.5.1 Access Prior to Closing
          To the extent that Purchaser does not have access to all of the properties, books, contracts, commitments, personnel and records of the Group Companies pursuant to its existing rights as a 50% owner of the Company, and subject to Applicable Law, Seller shall to the extent within its power, assist Purchaser to cause the Group Companies to afford to Purchaser and its advisers, accountants and other authorised representatives reasonable access during the period prior to the closing to all the properties, books, contracts, commitments, personnel and records of the Group Companies solely for the purpose of enabling Purchaser, where applicable, to prepare for its assumption of operational responsibility for the Group Companies as from the Closing Date and prepare for the practicalities of consummating the transactions contemplated hereby.

5.5.2 Access During the Price Adjustment Period and thereafter
          (a) Subject to Applicable Law, Purchaser shall procure that the Company shall, throughout the duration of the Price Adjustment Period, provide to Seller:
     (i) monthly financial reports with respect to the Company and its Subsidiaries, prepared within seven (7) Business Days of the end of each month, to be prepared in a manner consistent with the monthly reports which have been furnished to Purchaser and Seller prior to the date hereof and in accordance with IFRS;and
     (ii) unaudited consolidated and unconsolidated quarterly financial statements with respect to the Company and its Subsidiaries, including, without limitation, a balance sheet, income statement and statements of cash flows and shareholder’s equity, prepared in accordance with IFRS, together with a US GAAP reconciliation, within seven (7) Business Days alter the end of each fiscal quarter or as otherwise agreed between the parties hereto.
          (b) Seller, acting reasonably, shall have the right to submit in writing to Purchaser no more than once per calendar quarter during 2006 such questions (limited to a reasonable amount) as it may have in respect of the above-mentioned monthly reports and/or quarterly financial statements that are provided to it, and Purchaser shall use its reasonable efforts to provide, and to cause the Company to provide, the requested information; provided, however, that Seller’s questions shall be limited to explanations required by Seller so as to understand better the information in such monthly reports and/or quarterly statements; and provided, further, that Purchaser shall not be required to provide information which Purchaser reasonably believes (i) is proprietary or confidential information; or (ii) is reasonably likely to cause Purchaser or any of its Affiliates to be in breach of Applicable Law, including without limitation relevant competition legislation.
5.5.3 Access during the Price Adjustment Period and thereafter
          Subject to Applicable Law, Purchaser shall cause the Company, both during the Price Adjustment Period as well as thereafter, to provide to Seller copies of such tax returns and related documentation and information of the Company and its Subsidiaries, including access to relevant employees of the Company and its Subsidiaries, as may reasonably be required by Seller for the preparation, and filing of its own Tax returns as well as in connection with audits and related enquiries by the Canadian and provincial Tax authorities.
5.6. Regulatory Filings
5.6.1 Conduct of Filings
     (a) The parties hereto will promptly file or submit any notifications, report forms, submissions or applications required in connection with the transactions contemplated by this Agreement, and any supplemental information that may be requested in connection therewith, which notifications, report forms, submissions or applications and any supplemental information will comply in all material respects with the requirements of Applicable Law Subject to Section 5.6.2, Purchaser shall use all reasonable efforts to obtain the relevant approvals contemplated by the Regulatory Filings.
     (b) All fees paid or required to be paid to Governmental Authorities in connection with any such notifications, report forms, submissions or applications and supplemental information shall be borne by Purchaser. Each of the parties shall bear their own costs of their respective outside legal advisors in connection with the required Regulatory Filings.
     (c) Purchaser shall have a duty to inform Seller and keep Seller informed and updated on the status and progress of the Regulatory Filings. Without limiting the generality of the foregoing, Purchaser shall provide Seller with drafts of all notification, report forms, submissions, applications, correspondence or other materials to be filed with or submitted to any Governmental Authority for Seller’s advance review and approval, provided that Purchaser shall be entitled to redact confidential information from any such materials. Purchaser shall also, to the extent possible, provide Seller with advance notice of any substantive meetings or discussions with any Governmental Authority relating to the transactions contemplated by this Agreement.
     (d) Each party shall promptly notify the other party and provide copies of any communications to that party from any Governmental Authority relating to the transactions contemplated by this Agreement, subject to any redactions of confidential information.
     (e) Seller shall use all reasonable efforts to assist Purchaser with respect to the Regulatory Filings as Purchaser shall at any time reasonably request. Seller shall, subject to the requirements of Applicable Law and subject to the confidentiality of the information being preserved, provide to Purchaser’s outside legal advisers all required information about Seller that is required to be included in notifications, report forms, submissions, applications, correspondence or other materials to be filed with or submitted so any Governmental Authority.
5.6.2 Conditional Approvals
          Notwithstanding Section 5.6.1 or any other provision of this Agreement to the contrary, in no event shall Purchaser be obligated to: (i) agree or proffer to divest or hold separate, or enter into any licensing or similar arrangement with respect to, (x) any properties or assets (whether tangible or intangible), or any portion of any business of Purchaser or any of its Affiliates; or (y) any properties or assets (whether tangible or intangible), or any portion of any business, of any Group Company; or (ii) litigate any Action, whether judicial or administrative, brought by any governmental entity or third party, (x) challenging or seeking to restrain or prohibit the consummation of any of the transactions contemplated hereby; (y) seeking to prohibit or limit in any respect the ownership or operation by any Group Company, Purchaser or any of their respective Affiliates, of a portion of the business or properties or assets of any Group Company, Purchaser or any of their respective Affiliates or to require any such Person to dispose of or hold separate any portion of the business or properties or assets of any Group Company, Purchaser or any of their respective Affiliates as a result of the transactions contemplated hereby; or (z) seeking to prohibit Purchaser, any Group Company or any of their respective Affiliates from effectively controlling in any respect the business or operations of any Group Company; provided, however, if the competition authority of any Governmental Authority whose approval is required as contemplated by Schedule 6.1(b) should impose any conditions on its approval which, in the reasonable judgment of Purchaser, are immaterial to Purchaser, the Company or any of their respective Subsidiaries (it being agreed between Purchaser and Seller that any structural condition, including without limitation any sale, divestment or hold separate order of any kind, shall be deemed per se material), then Purchaser shall comply with such condition(s) in order to obtain such approval.
5.7. Employees and Related Matters
5.7.1 Information and Consultation
          Each of Seller and Purchaser shall inform and consult with recognised trade unions, employees of the Group Companies or any elected representatives, as appropriate, to the extent required by Applicable Law in relation to the consummation of the transactions contemplated hereby.
5.7.2 Joint Communication
          On the Closing Date, Seller and Purchaser shall jointly communicate to the employees of the Group Companies a notice substantially in the agreed terms.
5.7.3 Non-Solicitation and Related Matters
     (a) For a period                after the Closing Date, neither Seller nor any of its Affiliates shall employ, or mandate or otherwise engage by way of a service or similar agreement, any person who at such time is a Senior Executive (whether or not Seller or any of its Affiliates has actively promoted such employment, mandate or engagement); provided that this obligation shall not prevent Seller or its Affiliates from employing, mandating or otherwise engaging, without limitation, any such person whose employment with Purchaser or its relevant Affiliate has been terminated by Purchaser or such Affiliate other than for cause (which term, for purposes of this paragraph (a), shall mean wilful misconduct or dishonesty in the performance of such person’s duties and responsibilities).
     (b) For a period                after the Closing Date with respect to any person who at such time is a Senior Executive, neither Seller not any of its Affiliates shall, directly or indirectly, alone or in conjunction with any other Person, solicit, entice or induce any such employee away from any Group Company; provided that this obligation shall not prevent Seller or its Affiliates from (i) considering and accepting an application by any person in response to a recruitment advertisement published generally; or (ii) responding to an approach made to Seller or any of its Affiliates by any person or responding to an approach by a professional recruiter on behalf of such person.
     (c) Seller agrees that money damages may not be an adequate remedy and that Purchaser and its Affiliates shall be entitled to an injunction, specific performance or other relief available under Applicable Law in the event of any breach by Seller or any of its Affiliates of this Section 5.7.3.

5.7.4 Expatriate Employees
     Purchaser and the Company shall comply in all respects with the terms and conditions of all contracts with former employees of Seller who are, as of the date of this Agreement, employed by a Group Company.
5.8. Confidentiality
     Seller and Purchaser agree that, upon Closing, the confidentiality provisions contained in article 12 of the Shareholders Agreement shall survive the termination of such Shareholders Agreement and remain in force and effect as contemplated by, and in accordance with, article 13 of the Shareholders Agreement.
5.9. Covenants by Purchaser in respect of Corporate Approvals
5.9.1 The Offering
     Purchaser covenants and agrees that the vote by its shareholders to approve the Offering shall take place no later than 30 September 2005 and that the board of directors of Purchaser will recommend to Purchaser’s shareholders the approval of the same.
5.9.2 This Agreement
     Purchaser covenants and agrees that the vote by its Corporate Assembly to approve this Agreement, and the consummation of the transactions contemplated hereby, shall take place no later than ten (10) days following the date of this Agreement and that the board of directors of Purchaser will recommend to Purchaser’s Corporate Assembly the approval of the same.
ARTICLE 6
CONDITIONS TO CLOSING
6.1. Conditions Precedent to Obligations of Seller and Purchaser.
     The respective obligations of Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
     (a) No Injunction, etc. No preliminary or permanent injunction or other order issued by any court of competent jurisdiction or governmental authority or other legal restraint or prohibition which restrains, enjoins or otherwise prohibits, the transactions contemplated hereby shall be in effect.
     (b) Regulatory Fillings. All Regulatory Filings shall have been made, any mandatory waiting periods thereunder shall have expired, and all required consents and approvals in respect thereof shall have been obtained.
     (c) Consents. All permits, consents, waivers, clearances, approvals and authorisations of all third parties and government bodies required to effect the transactions contemplated by this Agreement shall have been obtained.
6.2. Conditions Precedent to Obligations of Seller.
     The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, (or waiver by Seller) at or prior to the Closing Date of each of the following conditions:
     (a) Accuracy of Representations and Warranties. All representations and warranties of Purchaser contained herein or in any certificate or document delivered to Seller pursuant hereto shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.
     (b) Performance of Agreements. Purchase shall have performed all obligations and agreements, and complied with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.
     (c) Officer’s Certificate. Seller shall have received certificates, dated the Closing Date, from Purchaser, signed in each case by the President or a Vice President who is a member of senior management of Purchaser, to the effect that, to the best of the knowledge, information and belief of such officer, after having made due inquiry, the conditions specified in paragraphs (a) and (b) above have been fulfilled.
6.3. Conditions Precedent to Obligations of Purchaser.
     The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by Purchaser) at or prior to the Closing Date of each of the following conditions:
     (a) Accuracy of Representations and Warranties. All representations and warranties of Seller contained herein or in any certificate or document delivered to Purchaser pursuant hereto shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.
     (b) Performance of Agreements. Seller shall have performed all obligations and agreements, and complied with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or at the Closing Date.
     (c) Officer’s Certificates. Purchaser shall have received a certificate, dated the Closing Date, of the President or a Vice President who is a member of senior management of Seller to the effect that, to the best of the knowledge, information and belief of such officer, after having made due inquiry, the conditions specified in paragraphs (a) and (b) above have been fulfilled.
     (d) Resignation of Directors. Satisfactory evidence of the resignation of all directors of the Company designated by Seller effective immediately after the Closing.

     (e) The Offering. Neither Underwriter shall have exercised its right to release and discharge both Underwriters from their obligations under the Underwriting Agreement by reason of any Termination Event, which release and discharge results in the termination of the obligations of both Underwriters to underwrite the Offering and in the non-fulfillment of the Offering.
     (f) Corporate Approvals.
     (i) This Agreement, and the consummation of the transactions contemplated hereby, have been duly approved by Purchaser’s Corporate Assembly; and
     (ii) The Offering has been duly approved by the requisite number of shareholders of Purchaser.
ARTICLE 7
INDEMNIFICATION
7.1. Indemnification.
     Each of Seller, on the one part, and Purchaser, on the other part, agrees to indemnify the other and to hold the other harmless from and against any and all Losses incurred by the other in connection with or arising from any breach of any of its covenants or agreements in this Agreement, any failure to perform any or their obligations pursuant to this Agreement and any breach of any warranty or the inaccuracy of any representation contained in this Agreement.
7.2. Notice of Claim.
     In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which the other party (the “Indemnifying Party”) has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (the “Third Party Claim”) or whether the Claim does not so arise (the “Direct Claim”) and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. The failure by any Indemnified Party to give the notice shall not impair such Indemnified Party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has actually been prejudiced thereby.
7.3. Direct Claims.
     With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have thirty (30) Business Days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available in the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the indemnifying Party may reasonably request. If both such parties agree at or prior to the expiration of such thirty (30) Business Day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration pursuant to Section 10.12 hereof.
7.4. Third Party Claims.
7.4.1 Conduct of Third Party Claims
     With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of the Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain legal advisers to act on its behalf, provided that the fees and disbursements of such legal advisers shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such legal advisers or unless the named parties to any action or proceeding include both the Indemnifying Party and Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same legal advisers would be inappropriate due to the actual or potential differing interest between them. If the Indemnifying Party having elected to assume control, thereafter fails to defend the Third Party Claim, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable law to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may, after consultation with the Indemnifying Party, make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as is finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.
7.4.2 Settlement
     If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, provided that such settlement includes a full release of the Indemnified Party: provided, however, that the liability of the Indemnifying Party shall be limited to the proposed settlement amount if any such consent is not obtained for any reason.

7.4.3 Cooperation
     The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).
ARTICLE 8
TERMINATION
8.1. Termination.
     This Agreement may be terminated and the sale of the Sale Shares contemplated hereby may be abandoned at any time prior to the Closing Date:
     (a) By mutual written consent of Seller and Purchaser;
     (b) By Purchaser or Seller (provided that such party is not in breach of this Agreement) at any time after 30 June 2006, if by such date the Closing Date shall not have occurred; or
     (c) By Purchaser or Seller, upon five (5) Business Days notice to the other party, if (i) Purchaser’s Corporate Assembly has voted against the transaction, (ii) Purchaser’s shareholders have voted against the Offering, or (ii) either Underwriter shall have exercised its right to release and discharge both Underwriters from their obligations under the Underwriting Agreement by reason of any Termination Event, which release and discharge results in the termination of the obligations of both Underwriters to underwrite the Offering and in the non-fulfillment of the Offering (as evidenced by delivery to Seller of (x) a letter signed by an authorized representative of the Underwriter(s), as applicable, confirming such fact, and (y) a letter from the Chief Executive Officer of Purchaser confirming such fact); or
     (d) By Seller or Purchaser if any court or other governmental body of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the sale of the Sale Shares and such order, decree, ruling or other action is or shall have become final and non-appealable.
8.2. Effect of Termination.
     In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement, except for the provisions of Section 10.8, shall forthwith become void and there shall be no liability on the part of any party hereto; provided, however, that nothing herein shall relieve any party from liability for such party’s breach (but not for any other party’s) hereof.

ARTICLE 9
ANNOUNCEMENTS
     Each of the parties hereto shall collaborate with each other with respect to all announcements and disclosures of the transaction contemplated by this Agreement. Accordingly, while nothing herein contained shall prevent each party from making any announcement with respect to this Agreement which it is required to make by law or by any stock exchange, each party will use all reasonable efforts to submit such announcement in advance to the other party for the comments of the other party hereto with the intent that every reasonable effort will be taken so as to ensure that all such announcements by the parties hereto shall be made at the same time and shall be consistent as to the substance thereof.
ARTICLE 10
MISCELLANEOUS
10.1. Complete Agreement.
     This Agreement represents the complete and entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior agreements, whether written or oral. No agreements or provisions with respect to the subject matter hereof, unless incorporated herein, shall be binding on either of the parties hereto.
10.2. Severability.
     Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under Applicable Law. The parties hereto agree that (i) the provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (ii) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable; and (iii) the remaining provisions shall remain enforceable to the extent permitted by Applicable Law.
10.3. Counterparts.
     This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party but all such counterparts taken together will constitute one and the same Agreement.
10.4. Notices.
     All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing or sent by facsimile or email and shall be deemed to have been given (i) when personally delivered or sent by facsimile or email (with proof of receipt at the number or address to which notices are required to be sent), (ii) three (3) Business Days after being sent by overnight courier (receipt confirmation requested); or (iii) five (5) Business Days after being mailed by certified or registered mail

(return receipt requested and postage prepaid) to the recipient. Such notices, demands and other communications will be sent to Seller and Purchaser at the address or addresses indicated below, or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice under this Section 10.4 to the sending party:

To Purchaser:	Norske Skogindustrier ASA
Legal Department
Oksenoyveien, 80
1326 Lysaker
Norway
Fax: +47-67-59-91-99

To Seller:	Abitibi-Consolidated Inc.
Legal Department
1155 Metcalfe Street, Suite 800
Montreal, Quebec H3B 5H2
Fax: +1 514 394 3644
10.5. Parties in Interest.
     This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns, provided however, that neither this Agreement nor any of the rights, interests or obligations herein may be assigned, including by operation of law or otherwise, by any party hereto without the prior written consent of the other party hereto. Furthermore, nothing herein shall prevent Purchaser from assigning all or part, of its rights hereunder to a Designated. Purchaser provided such, assignor remains liable for its obligations hereunder.
10.6. Third Party Rights.
     Nothing in this Agreement is intended to confer on any person any right to enforce any term of this Agreement which that Person would not have had but for the Contracts (Rights of Third Parties) Act 1999.
10.7. Amendment.
     This Agreement may be amended, modified or waived in whole or in past only by a duly authorised written agreement that refers to this Agreement and is signed by each of the parties hereto or by their duly appointed representatives or successors. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided therein.
10.8. Fees and Expenses.
     Each of the parties hereto shall pay its own fees and expenses in connection with the negotiation and preparation of this Agreement and consummation of the transactions contemplated by this Agreement. Each party agrees to pay all fees and expenses owing to any agent or broker engaged by such party in respect of this transaction.
10.9. Transfer Taxes.
     All sales, stamp, transfer and other similar conveyance Taxes, levies, charges and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be borne Purchaser.
10.10. Further Assurances.
     Each party hereto shall do and perform or cause, to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as the other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.
10.11. Governing Law.
     This Agreement shall be governed by and construed in accordance with the laws of England.
10.12. Arbitration.
     (a) In the event of any dispute, controversy or claim (a “Dispute”) between the parties hereto arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, breach or termination, such Dispute shall be finally resolved by arbitration under the Rules of the London Court of International Arbitration (“LCIA”), which Rules are, deemed to be incorporated by reference into this Section 10.12.
     (b) The seat and location of the arbitration shall be London, England and the language of the arbitration shall be English.
     (c) The arbitration tribunal (“Tribunal”) shall consist of three arbitrators: one to be appointed by the claimants) of the Dispute, one to be appointed by the respondent(s) of the Dispute and the third to be appointed by mutual agreement between the first two arbitrators or, failing agreement within thirty (30) days, by then Chairman of the LCIA. It is hereby expressly agreed that if there is more than one claimant party and/or more than one respondent party, the claimant parties shall together nominate one arbitrator and the respondent parties shall together nominate one arbitrator. If the claimant or respondent parties fail to agree upon a nominee within thirty (30) days of the first written proposal by one of the claimant or respondent parties to the others, the LCIA shall proceed to an appoint an arbitrator on their behalf.
     (d) Any award of the Tribunal shall be denominated in US dollars and be binding from the day it is made, and the parties hereto waive any right to refer any questions of law and any right of appeal on the law and/or merits to any court.

[signature page immediately follows]

     Each of the parties hereto has caused this Agreement to be executed by its duly authorised representatives on the date first set forth above.

ABITIBI-CONSOLIDATED INC.		NORSKE SKOGINDUSTRIER ASA

By:	/s/ John W. Weaver	By:	/s/ Jan Oksum

	Name: JOHN W. WEAVER		Name: JAN OKSUM
	Title: PRESIDENT CEO		Title: PRESIDENT and CEO

By:	/s/ Pierre Rougeau

Name: PIERRE ROUGEAU
Title: SENIOR VICE-PRESIDENT, CORPORATE DEVELOPMENT & CFO